Anil Dhirubhai Ambani Group

RECEIVED

2008 DEC -9 A 8:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08006163

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

December 3, 2008

Exemption No : 82 - 35008

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated December 3, 2008 enclosing therewith the certificates of completion and compliance of extinguishment / cancellation / destruction of total 20,00,000 equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited).

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
DEC 11 2008
THOMSON REUTERS

Encl: as above

Reliance Infrastructure Limited

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

12/9

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 16, 2008 to November 26, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 21, 2008	4,00,702

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	4,00,702

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 27.11.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 8, 2008 to November 15, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 15, 2008	8,07,464

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	8,07,464

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

For **Chaturvedi & Shah Chartered Accountants**

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 17.11.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 1, 2008 to November 7, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 4, 2008 November 7, 2008	3,00,000 4,91,834

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	7,91,834

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 07.11.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

December 3, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total 20,00,000 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from November 1, 2008 to November 30, 2008.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING NOVEMBER, 2008:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 04, 2008 November 07, 2008 November 15, 2008 November 21, 2008	3,00,000 4,91,834 8,07,464 4,00,702

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING NOVEMBER, 2008:
Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

Reliance Infrastructure Limited *

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	20,00,000

We enclose certified true copies of the certificates dated November 7, 2008, November 17, 2008 and November 27, 2008 of extinguishment / cancellation / destruction of 7,91,834, 8,07,464 and 4,00,702 equity shares respectively, aggregating 20,00,000 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 20,00,000 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,08,70,262	20,00,000	22,88,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure Limited *

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 16, 2008 to November 26, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 21, 2008	4,00,702

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	4,00,702

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 27.11.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 8, 2008 to November 15, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 15, 2008	8,07,464

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	8,07,464

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

Computershare Pvt. Ltd. Karvy HYD.

Reliance Infrastructure Limited

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure **Limited**

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 17.11.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 1, 2008 to November 7, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 4, 2008	3,00,000
		November 7, 2008	4,91,834

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	7,91,834

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited
Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 07.11.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

National Securities Depository Ltd.

4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref. :II/CA/COM/70185/2008

November 21, 2008

Mr. Ramesh Shenoy
Company Secretary
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz - East
Mumbai - 400 055

Dear Sir,

Sub. : Buy-back (open market purchase)

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date
INE036A01016	RELIANCE INFRASTRUCTURE L EQ	DEBIT	1	400702	21/11/2008

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Nitin Ambure
Asst. Vice President

Validity unknown
Digitally signed by Nitin K Ambure
Date: 2008.11.21 14:45:20 +05:30
Reason: Authentication
Location: NSDL, Mumbai

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

National Securities Depository Ltd.

4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref. :II/CA/COM/69909/2008

November 15, 2008

Mr. Ramesh Shenoy
Company Secretary
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz - East
Mumbai - 400 055

Dear Sir,

Sub. : Buy-back (open market purchase)

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date
INE036A01016	RELIANCE INFRASTRUCTURE L EQ	DEBIT	1	807464	15/11/2008

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Nitin Ambure
Asst. Vice President

Validity unknown
Digitally signed by Nitin K Ambure
Date: 2008.11.15 12:43:44 +05:30
Reason: Authentication
Location: NSDL, Mumbai

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Ref. :II/CA/COM/69611/2008

November 7, 2008

Mr. Ramesh Shenoy
Company Secretary
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz - East
Mumbai - 400 055

Dear Sir,

Sub. : Buy-back (open market purchase)

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date
INE036A01016	RELIANCE INFRASTRUCTURE L EQ	DEBIT	1	491834	07/11/2008

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Nitin Ambure
Asst. Vice President

Validity unknown
Digitally signed by Nitin K Ambure
Date: 2008.11.07 14:09:59 +05:30
Reason: Authentication
Location: NSDL, Mumbai

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

National Securities Depository Ltd.
4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref. :II/CA/COM/69435/2008

November 4, 2008

Mr. Ramesh Shenoy
Company Secretary
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz - East
Mumbai - 400 055

Dear Sir,

Sub. : Buy-back (open market purchase)

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date
INE036A01016	RELIANCE INFRASTRUCTURE L EQ	DEBIT	1	300000	04/11/2008

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Nitin Ambure
Asst. Vice President

Validity unknown
Digitally signed by Nitin K Ambure
Date: 2008.11.04 11:27:48 +05:30
Reason: Authentication
Location: NSDL, Mumbai

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

December 3, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total 20,00,000 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from November 1, 2008 to November 30, 2008.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING NOVEMBER, 2008:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 04, 2008 November 07, 2008 November 15, 2008 November 21, 2008	3,00,000 4,91,834 8,07,464 4,00,702

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING NOVEMBER, 2008:
Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. **TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED**

Total Number of Equity Shares Extinguished (A + B)	20,00,000

We enclose certified true copies of the certificates dated November 7, 2008, November 17, 2008 and November 27, 2008 of extinguishment / cancellation / destruction of 7,91,834, 8,07,464 and 4,00,702 equity shares respectively, aggregating 20,00,000 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 20,00,000 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,08,70,262	20,00,000	22,88,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure Limited

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 16, 2008 to November 26, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 21, 2008	4,00,702

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	4,00,702

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure **Limited**

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 27.11.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 8, 2008 to November 15, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 15, 2008	8,07,464

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	8,07,464

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 17.11.2008

Certified True Copy
For Reliance Infrastructure **Limited**

Ramesh Shenoy
Company Secretary

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period November 1, 2008 to November 7, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	November 4, 2008	3,00,000
		November 7, 2008	4,91,834

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	7,91,834

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 07.11.2008

END

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai